Flyme AIOS to Deploy WorkBuddy AI Tools Across All Flyme Platforms

FOR IMMEDIATE RELEASE

LONDON / SHENZHEN, September 2, 2026 -- ECARX Holdings Inc. (Nasdaq: ECX) (“ECARX”), a global mobility technology provider, today announced that Tencent Cloud’s WorkBuddy, the AI-powered smart work assistant that transforms natural-language instructions into completed work, will be integrated with Flyme AIOS, the intelligent operating system that ECARX has entered into a definitive agreement to acquire, through the joint development of WorkBuddy AI tools across the Flyme ecosystem.
Building upon Flyme’s existing Super Aicy AI assistant, WorkBuddy will bring its agentic-AI capabilities to the full Flyme ecosystem, delivering to users a unified AI workbench spanning smartphones, AI devices and other Flyme-powered hardware.
WorkBuddy AI tools will roll out across the full Flyme ecosystem, including Flyme Auto for in-vehicle deployments. Users will be able to articulate tasks through natural-language prompts, such as drafting documents, creating reports, organising data, and automating workflows. WorkBuddy’s cloud backend processes each request and returns validated results and complete deliverables directly within the conversation thread. The experience remains consistent across every Flyme-powered device: users simply describe what they need done, and WorkBuddy handles the rest.
More than a standard chatbot, WorkBuddy is an agentic AI workbench capable of interpreting user objectives, orchestrating multi-step workflows, calling purpose-built tools and skills, and generating verifiable, ready-to-deploy outputs such as documents, reports, presentations and code. Offering both local on-device processing and always-on secure cloud sandbox execution with crs-device sync, WorkBuddy serves 12 industries with 140+ AI advisors and 22,000+ skills and plugins.
Flyme AIOS, the subject of a recently announced definitive acquisition agreement by ECARX Holdings Inc. (Nasdaq: ECX), [LINK TO RELEASE] will become part of ECARX’s full-stack, end-to-end software infrastructure. This portfolio covers multi-screen cabin interaction, seamless mobile-IoT-vehicle connectivity, core middleware, UI/UX frameworks, and comprehensive application-development toolkits. Anchored by the Super Aicy AI assistant, Flyme powers smartphones, AI devices and a broad range of connected-device experiences. For more information, visit [ECARX Website].
About ECARX

ECARX (Nasdaq: ECX), headquartered in London, is a leading global automotive intelligence company. ECARX provides the intelligent brain that powers the next generation of software-defined and AI defined vehicles. The company delivers end-to-end, full-stack solutions spanning advanced system-on-chip hardware, high-performance central computing platforms, intelligent cockpit technology, Advanced

Driver Assistance Systems, cloud connectivity and physical AI, alongside bespoke vehicle software and intelligent operating systems.

As automakers transition to software-first and AI-first vehicle architectures, ECARX empowers automakers to streamline integration, reduce systemic complexity and optimize long-term cost efficiency. ECARX’s proven technology is deployed in around 12 million vehicles worldwide, and is currently partnered with 18 global automakers and 28 vehicle brands to shape the future of automotive intelligence.

Founded in 2017 and listed on Nasdaq in 2022, ECARX operates from 15 major international locations across Europe, the Americas and Asia, with a global team of over 1,400 employees.

Forward-Looking Statements

This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects”, “intends”, “anticipates”, “estimates”, “predicts”, “believes”, “should”, “potential”, “may”, “preliminary”, “forecast”, “objective”, “plan”, or “target”, and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.

For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Investor Contacts:
ir@ecarxgroup.com
Media Contacts:
ecarx@christensencomms.com